BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (the “Augusta”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
October 13, 2005

Item 3: Press Release
October 13, 2005

Item 4: Summary of Material Change
The Company reports results for the first three drill holes of its 30,000 feet drill program designed to confirm the down-dip extension of the Company’s Rosemont open pit copper/molybdenum/silver deposit and to verify the historic resource. Results from the 741 foot interval of drill hole AR-2000 include 72 feet of 1.97% Cu, 0.002% Mo and 23.5 g/t Ag and an additional 80 feet of 1.94% Cu, 0.012% Mo and 28.3 g/t Ag.

Item 5: Full Description of Material Change

The Company is pleased to report results for the first three drill holes of its 30,000 feet drill program designed to confirm the down-dip extension o f the Company’s Rosemont open pit copper/molybdenum/silver deposit and to verify the historic resource. Assay results for the first three holes, which test the down-dip extension, include the following:

Drill Hole	From (ft)	To (ft)	Interval (ft)	Cu%	Mo%	Ag g/t
AR-2000	575.0	620.0	45.00	0.35	0.005	2.8
AR-2000	680.0	760.0	80.00	0.33	0.016	3.1
AR-2000*	799.0	1,540.0	741.00	0.96	0.011	12.8

AR-2001	730.0	785.0	55.00	0.48	0.015	3.2
AR-2001	888.0	1,595.0	707.00	0.77	0.018	5.7

AR-2002	775.0	1,627.0	852.00	0.57	0.015	5.0

*Results from the 741 foot interval of drill hole AR-2000 include 72 feet of 1.97% Cu, 0.002% Mo and 23.5 g/t Ag and an additional 80 feet of 1.94% Cu, 0.012% Mo and 28.3 g/t Ag.

The 2005 program is being conducted to verify historic drill results, develop measured and indicated resources in the main zone and extend the mineralized zone down-dip. The deposit outcrops to the west and dips to the east where confirmation of the down-dip extensions will reduce the overall strip ratio within an ultimate pit limit by upgrading material that did not have sufficient drill density to be categorized as either measured or indicated in the geologic model. Assaying on sawn drill core is being conducted by Actlabs of Tucson Arizona under a strict QA/QC program, reviewed by an independent professional, that includes inserted standards, blanks and check assays.

Augusta Resource Vice President Exploration Mike Clarke said, "We are very pleased with the results of the drill program to date and how they have begun to verify our geologic model for the deposit. Our program is continuing to advance rapidly with three drill rigs currently operating. At the conclusion of this 30,000 feet drill program the Company will have the additional data required to generate a new resource for Rosemont. We will then apply our pre-feasibility study economics in order to support NI 43-101 compliant reserve calculations."

Qualified Person
These drill r esults have been prepared under the guidance and supervision of Mike Clarke, VP Exploration for Augusta Resource. Dr. Clarke, who is the designated Qualified Person, has a Ph.D. in Geology, over thirty years of international industry experience and the ability and authority to verify the data herein.

About the Company
Augusta Resource Corporation is a mineral exploration and development company responsibly advancing copper and other base metal assets in the U.S. southwest. The Company’s Rosemont Property is located in Pima County, approximately 50 km southeast of Tucson, Arizona, and contains three known potentially open-pit mineable copper/molybdenum (“Cu/Mo”) skarn deposits. Over 232,000 feet of diamond drilling has been conducted outlining approximately 5 billion pounds of Copper within a historical estimate of 400,705,100 tons of 0.64% Cu, 0.018% Mo and 0.25 ounces per ton silver. Augusta has additional exploration properties in Nevada and New Mexico. The Company is traded on the Canadian TSX Venture Exchange under the symbol ARS.

With respect to the historical mineral resource estimate provided, readers are cautioned that the Company has not yet completed the work necessary to verify the classification of the resource and is not treating the resource figure as a NI 43-101 defined resource verified by a Qualified Person at this time and therefore the resource figures should not be relied upon by investors.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Gil Clausen – President and CEO, Tel: 303-300-0134
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer, Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 13th day of October 2005.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary